Exhibit 99.1

Rezolve Ai Secures $30 Million Loan to Drive Growth and Accelerate Momentum

Non-dilutive financing preserves shareholder value as the Board anticipates a re-rating of the stock later this year amidst surging business momentum.

New York, January 29, 2025 – Rezolve Ai (NASDAQ: RZLV), a global leader in AI-driven retail and eCommerce solutions, announces the successful arrangement of a $30 million unsecured loan facility with Joh. Berenberg, Gossler & Co. KG (“Berenberg”). The Company believes that this strategic funding underscores the considerable momentum in Rezolve Ai’s business and reinforces the confidence of blue-chip financial partners in the company’s vision and execution.

In a deliberate decision to preserve shareholder value, Rezolve Ai’s Board of Directors opted for this loan facility over convertible debt or equity financing. With current equity prices perceived as undervalued, the board anticipates a re-rating of the Company’s stock later this year on the back of its growing momentum and operational success. As a result, the Board believes this loan is an attractive solution to support the Company’s growth demands without diluting existing shareholders, and should further reinforce confidence in the company’s long-term outlook.

"This $30 million facility is a resounding vote of confidence in Rezolve Ai’s business model and momentum," said Daniel M. Wagner, Rezolve Ai CEO. "Securing this funding from a blue-chip institution like Berenberg demonstrates our financial strength and significant opportunities ahead. By choosing a non-dilutive solution, we are prioritizing shareholder interests while ensuring we have the resources to capitalize on our hyper-growth trajectory."

Highlights of the Facility:

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Blue-Chip Backing: The loan facility is provided by Berenberg, one of Europe’s oldest and most respected financial institutions, known for its conservative and diligent approach to lending.
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Non-Dilutive Financing: Structured as a straightforward, non-convertible loan, this facility preserves shareholder value by avoiding dilution at current perceived low equity prices.
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Strategic Growth: The funds will be deployed to capitalize on the considerable momentum in Rezolve AI’s business, supporting new market opportunities, enhancing product offerings, and driving continued innovation.
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Flexible Repayment Terms: The facility is structured with five manageable instalments starting in August 2025, to provide financial agility as the company continues to scale.

This funding comes at a pivotal moment for Rezolve Ai, which has seen a surge in demand for its Brain solution suite, distributed globally through partnerships with Microsoft and Google. The company’s cutting-edge AI-driven tools, including Brain Commerce and Brain Checkout, are transforming the eCommerce landscape by delivering seamless, personalized retail experiences at scale.

Driving Forward with Confidence

The Company believes its ability to secure this facility on favorable terms reflects both its financial stability and its market-leading position in AI-powered retail innovation. The Company believes that the $30 million loan provides a solid foundation to support Rezolve Ai’s growth while preserving shareholder value.

ENDS

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite delivers advanced tools that harness artificial intelligence to optimize processes, improve decision-making, and enable seamless digital experiences. For more information, visit www.rezolve.com.

Media Contact

Rezolve Ai

Urmee Khan - Global Head of Communications

urmeekhan@rezolve.com

+44 7576 094 040

Investor Relations Contact:

CORE IR

+15162222560

investors@rezolve.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve Ai Limited (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to its growing momentum and operational success. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Forward-looking statements in this press release include Rezolve expectations You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s amended registration statement on Form F-4 (File No. 333-272751) filed with the U.S. Securities and Exchange Commission ("SEC") on July 5, 2024, and declared effective by the SEC on July 9, 2024 (the "Registration Statement") and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) costs related to Rezolve’s completed business combination with Armada Acquisition Corp. I; (3) changes in applicable laws or regulations; and (4) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Armada nor Rezolve undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.